UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Faraday Labs Inc.

Legal status of issuer

> ### Form
> C-Corporation
>
> ### Jurisdiction of Incorporation/Organization
> Delaware
>
> ### Date of organization
> July 17, 2018

Physical address of issuer
 1447 2nd Street, 200, Santa Monica, CA, United States

Website of issuer
https://getlambs.com

Current number of employees
5

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,332,727.41	$734,021.21
Cash & Cash Equivalents	$700,831.34	$307,802.98
Accounts Receivable	$0	$0
Short-term Debt	$368,011.89	$162,337.04
Long-term Debt	$0	$694,290.72
Revenues/Sales	$3,323,741.32	$2,497,210.20
Cost of Goods	$1,179,774.38	$1,302,659.67
Taxes Paid	$12,641.59	$0
Net Income	$(443,783.73)	($1,165,676.27)


Form C-AR

September 24, 2024

Faraday Labs Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Faraday Labs Inc., a Delaware corporation ("**Lambs**," the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is September 24, 2024.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in the Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate." "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance, or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Faraday Labs Inc. is a first-ever health-enhancing apparel incorporated in Delaware as a corporation on July 17, 2018. The Company was originally incorporated under the name Spartan Wear Inc. on July 17, 2018 and changed the Company name to Faraday Labs Inc. on April 3, 2019.

The Company is located at 1447 2nd Street, 200, Santa Monica, CA, United States.

The Company's website is https://getlambs.com.

The Company conducts business in California and sells products and services through the internet throughout the United States and internationally.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company currently has may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds additional to those raised in past securities offerings. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets. We may also be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business and may result in an investor to lose all or a portion of their investment in the Company.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 17,000,000 shares of common stock, of which 7,159,172 shares of common stock are issued and outstanding and 5,919,606 shares of preferred stock, of which 5,382,271 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged. invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property. could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial con on and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced, computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions. computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of such data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety. creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success depends on our ability to maintain the value and reputation of our brand.

Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality product, and customer experience. We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, which could be amplified by social media, if we fail to deliver innovative and high- quality products acceptable to our customers, or if we face or mishandle a product recall. Our reputation could also be impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity. Additionally, while we devote considerable effort and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

Changes in consumer shopping preferences and shifts in distribution channels could materially impact our results of operations.

We sell our products through a variety of channels. As strong e-commerce channels emerge and develop, we are evolving towards an omni-channel approach to support the shopping behavior of our customers. This involves country and region-specific websites, social media, product notification emails, and mobile apps. Our failure to successfully integrate our digital and physical channels and respond to these risks might adversely impact our business and results of operations, as well as damage our reputation and brands.

If any of our products are unacceptable to us or our customers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue and profitability.

The market for technical athletic apparel is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical athletic apparel, as well as against retailers specifically focused on women's athletic apparel. We also face competition from wholesalers and direct retailers of traditional commodity athletic apparel, such as cotton T-shirts and sweatshirts. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in yoga apparel and other activewear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. In contrast to our grassroots community-based marketing approach, many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, operating results, and cash flows.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and differentiated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in technical athletic apparel innovation. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of athletic apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for delivery to customers.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

If we continue to grow at a rapid pace, we may not be able to effectively manage our growth and the increased complexity of our business and as a result our brand image and financial performance may suffer.

If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with overseas sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and technology, and to obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image which could have a material adverse effect on our financial condition.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Risks related to our supply chain

Our reliance on suppliers to provide fabrics for and to produce our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.

We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a limited number of sources. We have no long-term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials and products, and we compete with other companies for fabrics, other raw materials, and production. The following statistics are based on cost.

We have experienced, and may in the future experience, a significant disruption in the supply of fabrics or raw materials and may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier or manufacturer, we may be unable to locate additional supplies of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability, and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Our supply of fabric or manufacture of our products could be disrupted or delayed by the impact of health pandemics and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption, or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PERSENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Lambs produces and sells health-enhancing apparel. Our mission is to enhance your health by reducing oxidative stress without impacting your lifestyle Lambs apparel supports your health & wellness with advanced fabric- technology that blocks external stressors boosting your immune system, performance, cognition and sleep. Our products are engineered to mitigate oxidative stress with our special radiation-proof (EMF), UV blocking, antimicrobial fabric. Designed for everyday wear, Lambs put a special emphasis on fit and comfort.

Business Plan

We sell our products direct-to-customer on our website www.getlambs.com.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lambs Apparel	First-ever health-enhancing apparel	Direct-to-consumer market; wellness enthusiasts and health-conscious consumers

Competition

Several key competitors in the marketplace are targeting health-conscious individuals with athleisure apparel. These competitors are relying on a value proposition centered around comfort and fit, while Lambs is providing a stronger, health-centered value proposition. The major competitors in the industry are Lululemon, Vuori, Nike, and Alo Yoga.

Customer Base

We sell our products on the direct-to-consumer market. Our products reach a growing target audience of wellness enthusiasts and health-conscious consumers. 42% of consumers consider wellness as a top priority for them.

Supply Chain

We utilize renowned manufacturers in the industry to create our fabric and products. All Lambs products typically ship within two business days.

Intellectual Property

Application or Registration #	Mark	Description	File Date	Grant Date	Country
6338271	LAMBS	Trademark application in Class 9	April 27, 2020	May 4, 2021	USA
88330612	FARADAY	Trademark application 9 and 25	March 7, 2019	July 23, 2019*	USA
90780516	WAVESTOPPER	Trademark application in Class 25	June 17, 2021	Pending	USA
29/704003	Radiation-Shielded Undergarment	Design patent for men's radiation-proof boxer-briefs and trunks	August 30, 2019	Pending	USA
29/737767	METALLIC MESH LINED T-SHIRT	Design patent for men's and women's radiation-proof t-shirt	June 11, 2020	Pending	USA
29/737769	METALLIC MESH LINED WOMEN'S UNDERWEAR	Design patent for women's radiation proof underwear	June 11, 2020	Pending	USA
29/737772	METALLIC MESH LINED CAP	Design patent for unisex radiation-proof cap	June 11, 2020	Pending	USA
29/784027	METALLIC PROFESSIONAL UNIFORM TOP	Design patent for unisex scrubs	May 17, 2021	Pending	USA
29/784441	MEDICAL PROFESSIONAL UNIFORM TOP UNDERSCRUB	Design patent for unisex underscrubs	May 19, 2021	Pending	USA
29/829266	METALLIC MESH LINED HOODIE	Design patent for unisex hoodies	March 3, 2022	Pending	USA
29/829268	METALLIC MESH LINED PANTS	Design patent for unisex pants	March 3, 2022	Pending	USA

*Supplemental Register

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently not subject to any pending or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mike Jones	Director	GP of Science Inc. since October 2011, and Director for Lambs since March 2020, where he provides strategic and oversight services.	University of Oregon (BS, Marketing & International Business): 1997
Arthur Menard de Calenge	CEO, Director, Co-founder	CEO of Lambs since January 14, 2019, where he is responsible for brand, strategy, team leadership and finance.	AgroParisTech (MS, Engineering & Biology): January 14th, 2014 HEC Paris (MS, Business): February 17th, 2016
Thomas Calichiama	COO, Director, Co-founder	COO of Lambs since January 14, 2019, where he is responsible for marketing, production and operations	La Sorbonne (BS, Business Law): 10/26/2009 ESG (MBA, Business): 02/12/2011

Biographical Information

Mike Jones

As a founder of studio and venture fund Science Inc., Mike leverages his operational expertise and keen entrepreneurial talent to help Science founders scale highly profitable and successful businesses. Mike develops predictive strategies for portfolio companies, and the firm overall, that taps into future societal shifts and disrupts entrenched markets.

A longtime Internet executive, entrepreneur, and strategic adviser, Mike spent his career growing businesses ranging from early-stage startups to private equity-backed assets to public media companies.

Mike's ability to predict the next trends extends beyond his work at Science Inc. to back when he served as the CEO of Myspace. In his role he foresaw the impact of social influence over software, a predictive strategy that he also saw as CEO of Userplane (acquired by AOL), and investment in HouseParty (acquired by Epic). Mike's work with Mammoth Media, Hello Society and Famebit also highlights how he spotted the future of content and built those brands to thrive at the onset of Gen Z's as content consumers and influencer takeover.

His experience and expertise in both large and small companies focuses on strategy, growth, and operational efficiency, and has resulted in over $2B in exits (three of which were in 2016 alone). Mike currently resides in Los Angeles with his wife and two children, whom he loves writing about.

Arthur Menard de Calenge, CEO

Arthur is a 3x startup founder with over 10 years of experience in the startup world and a passion for health & wellness.

Arthur is an early-stage investor in a dozen health and e-commerce startups. He is a Forbes 30 Under 30, and has spoken at a number of conferences, including a highly popular TEDx talk. Arthur holds a MS in biology & engineering and an MBA from HEC Paris, consistently one of the top ranked business schools in Europe.

Thomas Calichiama, COO

Thomas is a skilled Swiss army knife operator with a passion for brand building and marketing. A proud husband and dad of two, Thomas was a successful marketer before quitting his job to start Lambs. Thomas holds an LLM and an MBA with a specialty in Marketing.

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gerrit Rindermann	Head of Engineering	Head of Engineering with the Company from November 18, 2019 – Present and he oversees engineering, web development, and data science; Owner at Gerrit Rindermann Consulting prior to joining the Company	Free University of Berlin, Master of Computer Science (2013)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five (5) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 17,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 5,919,606 shares of preferred stock, par value $0.0001 per share, consisting of 526,566 shares of Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 1,137,422 shares of Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,051,394 shares of Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**"), 249,175 shares of Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), 12,517 shares of Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**"), 1,942,532 shares of Series Seed-6 Preferred Stock (the "**Series Seed-6 Preferred Stock**") and 1,000,000 shares of Series Seed-7 Preferred Stock (the "**Series Seed-7 Preferred Stock**" collectively with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, the "**Preferred Stock**"). Additionally, the Company has adopted the 2019 Stock Incentive Plan (the "**Plan**") for which 2,725,896 stock options have been authorized for issuance thereunder.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of (all percentages rounded to two decimal places):

Type of security	Common Stock
Amount outstanding/Face Value	7,159,172
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	36.59%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-1 Preferred Stock
Amount outstanding/Face Value	526,566
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag Along Right. In the event that each of (i) the holders of at least 60% of the shares of Common Stock then outstanding and (ii) the Board of Directors (the "Board") approve a Deemed Liquidation Event, then each Holder, Key Holder and Other Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all capital stock of the Company (the "Capital Shares") now or hereafter directly or indirectly owned of record or beneficially by such Holder, Key Holder or Other Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a drag-along sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company. 2.4 Right of First Refusal. Subject to the terms of Section 2.1 above and any rights of Science Partners 2017, L.P. ("Science") set forth in that certain Letter Agreement re Stockholder Rights dated as of the date hereof (the "Science Side Letter"), each Holder and Key Holder unconditionally and irrevocably grants first to the Company, and second to the Investors, a Right of First Refusal to purchase all or any portion of such Holder's or Key Holder's capital stock that such Holder or Key Holder may propose to transfer, assign, sell,

offer to sell, pledge, mortgage, hypothecate, encumber, or dispose of in any other fashion (such Holder or Key Holder an "Offering Stockholder", such capital stock "Transfer Shares" and such transfer, a "Proposed Transfer"), as provided in this Section 2.4, at the same price and on the same terms and conditions as those offered to the prospective transferee. For clarity, this Section 2.4 shall not apply to any shares of Common Stock held by the Other Holders.

(a) Notice. Each Offering Stockholder proposing to make a Proposed Transfer must deliver a notice of Proposed Transfer to the Company and each Investor not later than forty-five (45) days prior to the anticipated consummation of such Proposed Transfer. Such notice of Proposed Transfer shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this Section 2.4, the Investor must deliver a notice to the Company and the Offering Stockholder within fifteen (15) days after delivery of the notice of Proposed Transfer.

(b) Undersubscription Rights. If the Right of First Refusal has been exercised by the Company and/or the Investors with respect to some but not all of the Transfer Shares by the end of the fifteen (15) day period specified in the last sentence of Section 2.4(a) (the "Stockholder Notice Period"), then the Offering Stockholder shall, immediately after the expiration of the Stockholder Notice Period, send written notice to the Company and those Investors who fully exercised their Right of First Refusal within the Stockholder Notice Period (the "Exercising Stockholders"). Each Exercising Stockholder shall, subject to the provisions of this Section 2.4(b), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Shares on the terms and conditions set forth in the notice

<table>
<tr>
<td></td>
<td>of Proposed Transfer. To exercise such option, an Exercising Stockholder must deliver an undersubscription notice, notifying the Company and the Offering Stockholder that such Exercising Stockholder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal, within ten (10) days after the expiration of the Stockholder Notice Period (the "Undersubscription Period").

I Allocation. In the event there are two or more Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the shares available for purchase under this Section 2.4 (the "Available Shares") shall be allocated to each Exercising Stockholder by multiplying (i) the aggregate number of Available Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Exercising Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Exercising Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder. To the extent one or more of the Exercising Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(d) Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board. If an Investor cannot for any reason pay for the Transfer Shares in the same form of non-cash consideration, such Investor may pay the cash</td>
</tr>
</table>

value equivalent thereof, as determined in good faith by the Board. The closing of the purchase of Transfer Shares by the Investors shall take place, and all payments from the Investors shall have been delivered to the Offering Stockholder, by the later of (i) the date specified in the notice of Proposed Transfer as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the notice of Proposed Transfer.

2.5 Co-Sale. Subject to the rights of Science set forth in the Science Side Letter, if (i) any Transfer Shares subject to a Proposed Transfer are not purchased pursuant to Section 2.4 above (the "Remaining Shares"), and thereafter are to be sold to a prospective transferee, and (ii) such Transfer Shares constitute at least 10% of the aggregate capital stock of the Company owned or controlled by the Offering Stockholder immediately prior to such Proposed Transfer, then each Investor may elect to participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.5(a) below and otherwise on the same terms and conditions specified in the notice of Proposed Transfer (the "Right of Co-Sale"), provided that if an Investor wishes to sell shares of Preferred Stock (as defined in the Restated Certificate), the price set forth in the notice of Proposed Transfer shall be appropriately adjusted based on the conversion ratio of the shares of such series of Preferred Stock into Common Stock. Each Investor that desires to exercise its Right of Co-Sale (each, a "Participating Stockholder") must give the Offering Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the notice of Proposed Transfer described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(a) Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Capital Shares equal to the

	product obtained by multiplying (i) the aggregate number of Remaining Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder, plus the total number of Capital Shares owned, in the aggregate, by any other stockholders of the Company exercising their co-sale rights under any other agreement with the Offering Stockholder. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.
	(b) Delivery of Certificates. Each Participating Stockholder shall effect its participation in the Proposed Transfer by delivering to the Offering Stockholder, no later than fifteen (15) days after such Participating Stockholder's exercise of the Right of CoSale, one or more share certificates, properly endorsed for transfer to the prospective transferee, representing: (i) the number of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; or (ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; provided, however, that if the prospective transferee objects to the delivery of shares of Preferred Stock in lieu of Common Stock, such Participating Stockholder shall first convert the shares of Preferred Stock into Common Stock and

	deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the prospective transferee (c) Purchase Agreement. The Participating Stockholders and the Offering Stockholder hereby agree that the terms and conditions of any sale pursuant to this Section 2.5 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 2.5.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.69%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-2 Preferred Stock
Amount outstanding/Face Value	1,137,422
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

	Drag Along Right. In the event that each of (i) the holders of at least 60% of the shares of Common Stock then outstanding and (ii) the Board of Directors (the "Board") approve a Deemed Liquidation Event, then each Holder, Key Holder and Other Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all capital stock of the Company (the "Capital Shares") now or hereafter directly or indirectly owned of record or beneficially by such Holder, Key Holder or Other Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a drag-along sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.
Other Rights	2.4 Right of First Refusal. Subject to the terms of Section 2.1 above and any rights of Science Partners 2017, L.P. ("Science") set forth in that certain Letter Agreement re Stockholder Rights dated as of the date hereof (the "Science Side Letter"), each Holder and Key Holder unconditionally and irrevocably grants first to the Company, and second to the Investors, a Right of First Refusal to purchase all or any portion of such Holder's or Key Holder's capital stock that such Holder or Key Holder may propose to transfer, assign, sell, offer to sell, pledge, mortgage, hypothecate,

encumber, or dispose of in any other fashion (such Holder or Key Holder an "Offering Stockholder", such capital stock "Transfer Shares" and such transfer, a "Proposed Transfer"), as provided in this Section 2.4, at the same price and on the same terms and conditions as those offered to the prospective transferee. For clarity, this Section 2.4 shall not apply to any shares of Common Stock held by the Other Holders.

(a) Notice. Each Offering Stockholder proposing to make a Proposed Transfer must deliver a notice of Proposed Transfer to the Company and each Investor not later than forty-five (45) days prior to the anticipated consummation of such Proposed Transfer. Such notice of Proposed Transfer shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this Section 2.4, the Investor must deliver a notice to the Company and the Offering Stockholder within fifteen (15) days after delivery of the notice of Proposed Transfer.

(b) Undersubscription Rights. If the Right of First Refusal has been exercised by the Company and/or the Investors with respect to some but not all of the Transfer Shares by the end of the fifteen (15) day period specified in the last sentence of Section 2.4(a) (the "Stockholder Notice Period"), then the Offering Stockholder shall, immediately after the expiration of the Stockholder Notice Period, send written notice to the Company and those Investors who fully exercised their Right of First Refusal within the Stockholder Notice Period (the "Exercising Stockholders"). Each Exercising Stockholder shall, subject to the provisions of this Section 2.4(b), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Shares on the terms and conditions set forth in the notice of Proposed Transfer. To exercise such

	option, an Exercising Stockholder must deliver an undersubscription notice, notifying the Company and the Offering Stockholder that such Exercising Stockholder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal, within ten (10) days after the expiration of the Stockholder Notice Period (the "Undersubscription Period).
	(c) Allocation. In the event there are two or more Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the shares available for purchase under this Section 2.4 (the "Available Shares") shall be allocated to each Exercising Stockholder by multiplying (i) the aggregate number of Available Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Exercising Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Exercising Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder. To the extent one or more of the Exercising Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.
	(d) Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board. If an Investor cannot for any reason pay for the Transfer Shares in the same form of non-cash consideration, such Investor may pay the cash value equivalent thereof, as determined in

good faith by the Board. The closing of the purchase of Transfer Shares by the Investors shall take place, and all payments from the Investors shall have been delivered to the Offering Stockholder, by the later of (i) the date specified in the notice of Proposed Transfer as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the notice of Proposed Transfer.

2.5 Co-Sale. Subject to the rights of Science set forth in the Science Side Letter, if (i) any Transfer Shares subject to a Proposed Transfer are not purchased pursuant to Section 2.4 above (the "Remaining Shares"), and thereafter are to be sold to a prospective transferee, and (ii) such Transfer Shares constitute at least 10% of the aggregate capital stock of the Company owned or controlled by the Offering Stockholder immediately prior to such Proposed Transfer, then each Investor may elect to participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.5(a) below and otherwise on the same terms and conditions specified in the notice of Proposed Transfer (the "Right of Co-Sale"), provided that if an Investor wishes to sell shares of Preferred Stock (as defined in the Restated Certificate), the price set forth in the notice of Proposed Transfer shall be appropriately adjusted based on the conversion ratio of the shares of such series of Preferred Stock into Common Stock. Each Investor that desires to exercise its Right of Co-Sale (each, a "Participating Stockholder") must give the Offering Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the notice of Proposed Transfer described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(a) Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Capital Shares equal to the product obtained by multiplying (i) the

	aggregate number of Remaining Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder, plus the total number of Capital Shares owned, in the aggregate, by any other stockholders of the Company exercising their co-sale rights under any other agreement with the Offering Stockholder. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.
	(b) Delivery of Certificates. Each Participating Stockholder shall effect its participation in the Proposed Transfer by delivering to the Offering Stockholder, no later than fifteen (15) days after such Participating Stockholder's exercise of the Right of Co Sale, one or more share certificates, properly endorsed for transfer to the prospective transferee, representing: (i) the number of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; or (ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; provided, however, that if the prospective transferee objects to the delivery of shares of Preferred Stock in lieu of Common Stock, such Participating Stockholder shall first convert the shares of Preferred Stock into Common Stock and deliver Common Stock as provided above.

	The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the prospective transferee. (c) Purchase Agreement. The Participating Stockholders and the Offering Stockholder hereby agree that the terms and conditions of any sale pursuant to this Section 2.5 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 2.5.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.81%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-3 Preferred Stock
Amount outstanding/Face Value	1,051,394
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company shall agree: (22) (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably

be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange

| | for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the |
|---|---|

	Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.
	Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall

	be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of

	any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date

	specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.37%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-4 Preferred Stock
Amount outstanding/Face Value	249,175
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the any hereby agree: (22) (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the

ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with I Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other

	Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.
	Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with

	Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of

	Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as

	the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.27%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-5 Preferred Stock
Amount outstanding/Face Value	12,517
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder the Company hereby agree: (22) (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the

ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3

	includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and
	(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other

	Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.
	Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity Of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with

Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of

	Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as

	the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-6 Preferred Stock
Amount outstanding/Face Value	1,942,532
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree: (22) (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably

be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange

| | for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the |
| --- | --- |

| | Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.

Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the Identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall |
|---|---|

be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investor and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date

	specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.93%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Type of security	Series Seed-7 Preferred Stock
Amount outstanding/Face Value	462,665
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.

Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 5 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree: (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the

Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors; (c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; (d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiring Investor in connection with the Sale of the Company; (e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such 6 Stockholder in lieu

	thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and (g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.36%*

*Assumes the conversion of the convertibles as described below. This percentage calculation is derived from the Company's outstanding capital stock and is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	2019 Stock Incentive Plan - Options
Amount Authorized / Amount Outstanding	2,725,896 / 2,274,212
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	13.93%*

* For purposes of calculating the percentage ownership of the Company by holders of this security, all authorized shares in the Plan are considered. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Convertible Promissory Notes
Outstanding Value (principal amount along with unpaid interest)	$1,380,236
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Discount: 20%; Valuation Cap: $13,500,000; Maturity Date: 2/1/2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	7.98%*

*For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed that the notes will convert at the valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFE
Face Value	$3,129,920.72
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Caps ranging from $20,000,000 $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	11.82%*

*For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed that the SAFEs will convert at the valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFE
Face Value	$25,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap: $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.08%*

*For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed that the SAFE will convert at the valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE
Face Value	$622,855
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap: $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	2.08%*

*For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed that the Crowd SAFE will convert at the valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type of debt	Miscellaneous- Credit Card Debt
Amount outstanding	$116,450
Creditor	N/A
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Arthur Menard	3,558,308 shares of Common Stock	24.62%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as <u>Exhibit A</u>. The financial statements attached hereto as <u>Exhibit A</u> have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Faraday Labs Inc. (the "**Company**") was incorporated on September 17, 2018, under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company was originally incorporated under the name Spartan Wear Inc. and changed its name to Faraday Labs on April 3, 2019.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

As of August 31, 2024, the Company had an aggregate of $1,359,740.78 in cash and cash equivalents, leaving the Company with approximately forty (40) months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	$1,290,651	9	General Corporate	Issued as a series between 9/25/2020 to 4/22/2021	Section 4(a)(2)
SAFE	$25,000	4	General Corporate	Issued as a series between 9/11/2022 to 11/2/2022	Reg D: Rule 506(c)
Incentive Stock Options (under 2019 Stock Incentive Plan)	N/A	1,211,765	N/A	Granted from 6/3/2021 to 1/31/2024	Rule 701
Non-Qualified Stock Options (under 2019 Stock Incentive Plan)	N/A	1,062,447	N/A	Granted from 6/3/2021 to 7/20/2024	Rule 701
Crowd SAFEs	$622,855	622,855	General Corporate	3/21/23	Reg CF
SAFEs	$3,129,920.72	21	General Corporate	Issued as a series between 10/20/2022 to 6/14/2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In April 2019, the Company entered into a Restricted Stock Agreement with Arthur Menard under which the Company sold, and Mr. Menard de Calenge purchased, 3,558,308 shares of common stock at a per share repurchase price of $0.0001, for an aggregate purchase price of $355.83.

In April 2019, the Company entered into a Restricted Stock Agreement with Thomas Calichiama under which the Company sold, and Mr. Calichiama purchased, 1,256,757 shares of common stock at a per share repurchase price of $0.0001, for an aggregate purchase price of $125.67.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Arthur Menard
(Signature)

Arthur Menard
(Name)

Chief Executive Officer (Principal Executive Officer)
(Title)

September 24, 2024
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arthur Menard
(Signature)

Arthur Menard
(Name)

Director
(Title)

September 24, 2024
Date

/s/ Mike Jones
_____
(Signature)

Mike Jones
_____
(Name)

Director
_____
(Title)

September 24, 2024
_____
Date

/s/ Thomas Calichiama
_____
(Signature)

Thomas Calichiama
_____
(Name)

Director
_____
(Title)

September 24, 2024
_____
Date

EXHIBIT A

Financial Statements

I, Arthur Menard, the CEO of Faraday Labs Inc., hereby certify that:

(1)   the accompanying financial statements of Faraday Labs Inc. thereto for the period ending December 31, 2023 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Faraday Labs Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Faraday Labs Inc. filed for the fiscal year ended December 31, 2023; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of September 24, 2024.

/s/ Arthur Menard
(Signature)

Name: Arthur Menard

Title: Chief Executive Officer

Date: September 24, 2024

Balance Sheet - Lambs

As of December 31st, 2023 (unaudited)

Assets

Current Assets

Bank accounts

Checking - Chase - PLAT BUS CHECKING 6377	$	25,000.00
Checking - Meow - Meow Cash Management 6987	$	1,029.64
Checking - Silicon Valley Bank - SVB Go - Analysis Checking 8297	$	4.43
FX Clearance - Paypal - LAMBS	$	(0.00)
Money in transit	$	581.66
Paypal - LAMBS	$	4,560.65
Savings - Chase - CHASE BUS PREM SAV 0053	$	100,033.47
Savings - J.P. Morgan Sweep Account	$	533,475.16
Total Bank accounts	**$**	**664,685.01**

Undeposited funds (UDF)

Undeposited funds - Amazon Pay	$	2,371.32
Undeposited funds - Shop Pay - spartanunderwear	$	33,775.01
Total Undeposited funds (UDF)	**$**	**36,146.33**

Inventory

Inventory	$	570,718.57
Inventory in-transit	$	10,453.51
Total Inventory	**$**	**581,172.08**
Prepaid expenses	$	0.00
Total Current Assets	**$**	**1,282,003.42**

Long Term Assets

Net fixed assets

Computers	$	6,771.88
Computers - depreciation	$	(6,064.15)
Furniture & fixtures	$	1,926.10
Furniture & fixtures - depreciation	$	(1,909.84)
Total Net fixed assets	**$**	**723.99**

Net intangible assets

Other intangible assets	$	51,100.00
Other intangible assets - amortization	$	(1,100.00)
Total Net intangible assets	**$**	**50,000.00**
Total Long Term Assets	**$**	**50,723.99**
Total Assets	**$**	**1,332,727.41**

Liabilities & Equity

Liabilities

Current Liabilities

Credit cards

Credit card - Chase - Ink Business PreferredSM 6324	$	5,054.99
Credit card - Chase - Ink Business Unlimited SM 6707	$	19.06
Credit card - Chase - Ultimate Rewards 1916	$	198,695.81

Total Credit cards	$	**203,769.86**
Accounts payable (A/P)		
Inventory vendors - bills	$	131,235.52
Total Accounts payable (A/P)	$	**131,235.52**
Deferred revenue		
Gift card liability - Shopify - spartanunderwear	$	1,285.28
Total Deferred revenue	$	**1,285.28**
Payroll liabilities		
Employee benefits programs payable	$	282.62
Payroll payable	$	476.51
Payroll tax liability	$	9,271.02
Retirement benefit payable	$	1,924.82
Total Payroll liabilities	$	**11,954.97**
Tax liabilities		
Franchise tax liability	$	1,250.00
Sales tax liability	$	18,516.26
Total Tax liabilities	$	**19,766.26**
Total Current Liabilities	$	**368,011.89**
Long Term Liabilities	$	0
Total Liabilities	$	**368,011.89**
Equity		
Capital		
Paid in capital - Dave M	$	300,000.00
Paid in capital - General	$	250,366.00
Paid in capital - Leonard Rizzo	$	110,912.72
Paid in capital - Lily Manoukian	$	300,000.00
Paid in capital - Mark Divine	$	100,000.00
Paid in capital - Redd Epic Trust	$	1,200,000.00
Paid in capital - Republic Services	$	315,506.98
Paid in capital - Seed	$	2,928,231.00
Paid in capital - Tucker Family Revocable Trust	$	25,000.00
Total Capital	$	**5,530,016.70**
Retained earnings	$	(4,121,517.45)
Current Year Net Profit	$	(443,783.73)
Total Equity	$	**964,715.52**
Total Liabilities & Equity	$	**1,332,727.41**

Profit and Loss - Lambs

From January 1st, 2023 to December 31st, 2023 (unaudited)

Gross Profit		
Net Sales		
Sales		
Sales - Facebook (via Shopify)	$	52,779.00
Sales - Paypal	$	22,286.82
Sales - Shopify - spartanunderwear	$	3,132,885.59
Shipping income - Facebook (via Shopify)	$	2,458.14
Shipping income - Shopify - spartanunderwear	$	113,331.77
Total Sales	**$**	**3,323,741.32**
Discounts & promotions		
Discounts & promotions - Facebook (via Shopify)	$	(1,154.50)
Discounts & promotions - other - Fondue	$	(8,463.52)
Discounts & promotions - Shopify - spartanunderwear	$	(257,855.21)
Discounts & promotions - Shopify - spartanunderwear - gift card giveaways	$	(8,369.45)
Total Discounts & promotions	**$**	**(275,842.68)**
Refunds & returns		
Refunds & returns - Facebook (via Shopify)	$	(1,443.00)
Refunds & returns - other	$	(764.30)
Refunds & returns - Paypal	$	(29.00)
Refunds & returns - Shopify - spartanunderwear	$	(144,906.31)
Total Refunds & returns	**$**	**(147,142.61)**
Total Net Sales	**$**	**2,900,756.03**
Cost of Goods Sold		
Product COGS		
Cost of goods sold - Facebook (via Shopify)	$	(13,012.21)
Cost of goods sold - Multi-channel	$	3,809.79
Cost of goods sold - Shopify - spartanunderwear	$	(825,125.59)
Total Product COGS	**$**	**(834,328.01)**
Shipping & fulfillment		
Shipping & freight-out	$	(258,358.68)
Total Shipping & fulfillment	**$**	**(258,358.68)**
Merchant fees		
Processing Fees		
Fees - Amazon Pay	$	(2,716.88)
Fees - other	$	(921.04)
Fees - Paypal - LAMBS	$	(18,547.27)
Fees - Shop Pay - spartanunderwear	$	(64,902.50)
Total Processing Fees	**$**	**(87,087.69)**
Total Merchant fees	**$**	**(87,087.69)**
Total Cost of Goods Sold	**$**	**(1,179,774.38)**
Total Gross Profit	**$**	**1,720,981.65**

Net Operating Profit

  Operating Expenses

    General & administrative (G&A)

Bad debt	$	(3,162.27)
Car & truck	$	(3,616.17)
Company events	$	(514.74)
Contractors	$	(6,000.00)
Contractors (via Gusto)	$	(22,704.35)
Customer service	$	(41,102.14)
Disputes - Paypal - LAMBS	$	(1,434.03)
Disputes - Shop Pay - spartanunderwear	$	(5,114.02)
Disputes protection - Shop Pay - spartanunderwear	$	960.19
Entertainment	$	(1,897.36)
Financial services	$	6,835.02
Gifts	$	(63.23)
Insurance	$	(21,661.00)
Legal & professional services	$	(66,032.65)
Legal services	$	(7,545.94)
License fees, registrations & other taxes	$	(221.00)
Meals	$	(2,243.26)
Miscellaneous expenses	$	(607.34)
Office supplies	$	(15,406.30)
Other operations expenses	$	(8,605.06)
Other processing fees	$	(10.00)
Product samples	$	(630.47)
Reimbursements to employees (via Gusto)	$	(13,000.57)
Repairs & maintenance	$	(189.00)
Service fees - Paypal - LAMBS	$	(218.66)
Service fees - Shop Pay - spartanunderwear	$	(240.00)
Software & subscriptions	$	(72,068.94)
Training & education	$	(29,502.26)
Travel	$	(14,547.83)
Utilities	$	(2,565.23)
Warehouse	$	(1,833.00)
Total General & administrative (G&A)	**$**	**(334,941.61)**
Payroll		
Employee benefit programs	$	(28,708.86)
Employee benefit programs (via Gusto)	$	(8,234.63)
Employer taxes	$	(4,004.92)
Employer taxes (via Gusto)	$	(35,372.49)
Pension, retirement & profit sharing plans (via Gusto)	$	(20,195.28)
Salaries & wages (via Gusto)	$	(459,281.48)
Total Payroll	**$**	**(555,797.66)**
Advertising & marketing		
Advertising - Amazon Advertising	$	(26.74)

Advertising - Facebook Advertising	$	(865,616.13)
Advertising - Google Advertising	$	(202,212.77)
Advertising - LinkedIn	$	(69.99)
Advertising - Microsoft Advertising	$	(6,726.02)
Advertising - Rumble	$	(20,700.00)
Advertising - TikTok Advertising	$	(15,273.20)
Advertising - Twitter Advertising	$	(136.00)
Advertising & marketing contractors	$	(17,300.19)
Advertising & marketing expenses	$	(2,970.49)
Affiliate marketing	$	(29,447.48)
Content creation	$	(45,549.91)
Email marketing	$	(24,955.00)
Influencers	$	(5,217.77)
Marketing - software & subscriptions	$	(37,864.24)
Text marketing	$	(1,706.05)
Trade shows & events	$	(750.00)
Web design & development	$	(4,518.25)
Total Advertising & marketing	**$**	**(1,281,040.23)**
Research & development (R&D)		
R&D contractors	$	45,838.04
R&D expenses	$	(7,396.81)
Total Research & development (R&D)	**$**	**38,441.23**
Depreciation		
Depreciation expense - Computers	$	(1,354.32)
Depreciation expense - Furniture & fixtures	$	(1,046.34)
Total Depreciation	**$**	**(2,400.66)**
Total Operating Expenses	**$**	**(2,135,738.93)**
Total Net Operating Profit	**$**	**(414,757.28)**
Net Profit before taxes		
Interest & Financing		
Interest & financing income		
Interest income	$	105.74
Total Interest & financing income	**$**	**105.74**
Interest & financing expenses		
Bank charges & fees	$	(479.47)
Interest & financing expenses	$	(41,962.78)
Total Interest & financing expenses	**$**	**(42,442.25)**
Total Interest & Financing	**$**	**(42,336.51)**
Other Income & Expenses		
Other Income		
Cashback & rewards	$	41.50
Dividend income	$	2,791.61
Total Other Income	**$**	**2,833.11**
Other expenses		
Capital loss - sale of business assets	$	(2,164.64)

Total Other expenses	$	**(2,164.64)**
Total Other Income & Expenses	$	**668.47**
Total Net Profit before taxes	$	**(456,425.32)**
Net Profit		
Taxes		
Federal tax	$	14,691.59
Franchise tax	$	(2,050.00)
Total Taxes	$	**12,641.59**
Total Net Profit	$	**(443,783.73)**

Cash Flow Report - Lambs

From: January 1st, 2023 to December 31st, 2023 (unaudited)

	Cash outflow		Cash inflow
Net cash flow			
Net operating activities			
Operating activities			
Sales receipts			
Sales - Facebook (via Shopify)	$ 0	$	52,779.00
Sales - Paypal	$ 0	$	22,286.82
Sales - Shopify - spartanunderwear	$ 0	$	3,134,320.87
Shipping income - Facebook (via Shopify)	$ 0	$	2,458.14
Shipping income - Shopify - spartanunderwear	$ 0	$	113,331.77
Total Sales receipts	**$ 0**	**$**	**3,325,176.60**
Discounts & promotions			
Discounts & promotions - Facebook (via Shopify)	$ (1,154.50)	$	0
Discounts & promotions - other - Fondue	$ (8,463.52)	$	0
Discounts & promotions - Shopify - spartanunderwear	$ (257,855.21)	$	0
Discounts & promotions - Shopify - spartanunderwear - gift card giveawa	$ (8,369.45)	$	0
Total Discounts & promotions	**$ (275,842.68)**	**$**	**0**
Refunds & returns payments			
Refunds & returns - Facebook (via Shopify)	$ (1,443.00)	$	0
Refunds & returns - other	$ (764.30)	$	0
Refunds & returns - Paypal	$ (29.00)	$	0
Refunds & returns - Shopify - spartanunderwear	$ (145,106.31)	$	0
Total Refunds & returns payments	**$ (147,342.61)**	**$**	**0**
Inventory			
Inventory purchases, net	$ (914,449.74)	$	0
Total Inventory	**$ (914,449.74)**	**$**	**0**
Shipping & fulfillment payments			
Shipping & freight-out	$ (258,358.68)	$	0
Total Shipping & fulfillment payments	**$ (258,358.68)**	**$**	**0**
Merchant fees payments			
Fees - Amazon Pay	$ (2,716.88)	$	0
Fees - other	$ (921.04)	$	0
Fees - Paypal - LAMBS	$ (18,556.63)	$	9.36
Fees - Shop Pay - spartanunderwear	$ (64,902.50)	$	0
Total Merchant fees payments	**$ (87,097.05)**	**$**	**9.36**
General & administrative (G&A) payments			
Bad debt	$ (3,162.27)	$	0
Car & truck	$ (3,616.17)	$	0
Company events	$ (514.74)	$	0
Contractors	$ (6,000.00)	$	0
Contractors (via Gusto)	$ (22,704.35)	$	0
Customer service	$ (41,141.14)	$	39.00
Disputes - Paypal - LAMBS	$ (4,917.37)	$	3,483.34
Disputes - Shop Pay - spartanunderwear	$ (5,413.52)	$	299.50
Disputes protection - Shop Pay - spartanunderwear	$ 0	$	960.19
Entertainment	$ (2,943.17)	$	1,045.81
Financial services	$ (1,664.98)	$	8,500.00
Gifts	$ (63.23)	$	0
Insurance	$ (8,015.51)	$	2,568.74
Legal & professional services	$ (66,032.65)	$	0
Legal services	$ (11,799.97)	$	4,254.03
License fees, registrations & other taxes	$ (221.00)	$	0
Meals	$ (14,380.71)	$	12,137.45
Miscellaneous expenses	$ (607.34)	$	0

Office supplies	$ (19,227.72)	$	3,821.42
Other operations expenses	$ (8,605.06)	$	0
Other processing fees	$ (10.00)	$	0
Product samples	$ (630.47)	$	0
Reimbursements to employees (via Gusto)	$ (13,000.57)	$	0
Repairs & maintenance	$ (189.00)	$	0
Service fees - Paypal - LAMBS	$ (267.24)	$	48.58
Service fees - Shop Pay - spartanunderwear	$ (285.00)	$	45.00
Software & subscriptions	$ (76,589.66)	$	4,520.72
Training & education	$ (29,670.14)	$	167.88
Travel	$ (14,547.83)	$	0
Utilities	$ (2,565.23)	$	0
Warehouse	$ (1,833.00)	$	0
Total General & administrative (G&A) payments	**$ (360,619.04)**	**$**	**41,891.66**
Salaries & wages payments			
Employee benefit programs	$ (41,821.64)	$	208.85
Employer taxes	$ (4,004.92)	$	0
Employer taxes (via Gusto)	$ (35,447.61)	$	9,194.95
Pension, retirement & profit sharing plans (via Gusto)	$ (26,151.62)	$	0
Salaries & wages (via Gusto)	$ (486,392.60)	$	38,641.92
Total Salaries & wages payments	**$ (593,818.39)**	**$**	**48,045.72**
Advertising & marketing payments			
Advertising - Amazon Advertising	$ (26.74)	$	0
Advertising - Facebook Advertising	$ (877,778.82)	$	12,162.69
Advertising - Google Advertising	$ (202,212.85)	$	0.08
Advertising - LinkedIn	$ (69.99)	$	0
Advertising - Microsoft Advertising	$ (6,726.02)	$	0
Advertising - Rumble	$ (20,700.00)	$	0
Advertising - TikTok Advertising	$ (15,273.20)	$	0
Advertising - Twitter Advertising	$ (136.00)	$	0
Advertising & marketing contractors	$ (21,413.13)	$	4,112.94
Advertising & marketing expenses	$ (2,970.49)	$	0
Affiliate marketing	$ (29,802.76)	$	355.28
Content creation	$ (45,549.91)	$	0
Email marketing	$ (24,955.00)	$	0
Influencers	$ (6,217.77)	$	1,000.00
Marketing - software & subscriptions	$ (37,880.93)	$	16.69
Text marketing	$ (1,706.05)	$	0
Trade shows & events	$ (750.00)	$	0
Web design & development	$ (4,518.25)	$	0
Total Advertising & marketing payments	**$ (1,298,687.91)**	**$**	**17,647.68**
Research & development (R&D) payments			
R&D contractors	$ (15,954.99)	$	0
R&D expenses	$ (9,506.90)	$	2,110.09
Total Research & development (R&D) payments	**$ (25,461.89)**	**$**	**2,110.09**
Taxes			
Federal tax	$ (26,986.00)	$	14,691.59
Franchise tax	$ (800.00)	$	0
Sales tax liability	$ (103,307.60)	$	92,187.38
State & local tax	$ (1,095.00)	$	0
Total Taxes	**$ (132,188.60)**	**$**	**106,878.97**
Other receipts			
Cashback & rewards	$ 0	$	41.50
Total Other receipts	**$ 0**	**$**	**41.50**
Exclude: Restricted cash			
Hold account - Paypal - LAMBS	$ (36,309.94)	$	36,309.94
Total Exclude: Restricted cash	**$ (36,309.94)**	**$**	**36,309.94**

Exclude: Undeposited funds (UDF)		
Undeposited funds - Amazon Pay	$ (2,371.32)	$ 0
Undeposited funds - Shop Pay - spartanunderwear	$ (26,404.39)	$ 0
Total Exclude: Undeposited funds (UDF)	**$ (28,775.71)**	**$ 0**
Total Operating activities	**$ (4,158,952.24)**	**$ 3,578,111.52**
Total Net operating activities	**$ (580,840.72)**	**$ 0**
Net investing activities		
Investing activities		
Fixed assets		
Furniture & fixtures	$ 0	$ 2,274.00
Total Fixed assets	**$ 0**	**$ 2,274.00**
Intangible assets		
Other intangible assets	$ (50,000.00)	$ 0
Total Intangible assets	**$ (50,000.00)**	**$ 0**
Total Investing activities	**$ (50,000.00)**	**$ 2,274.00**
Total Net investing activities	**$ (47,726.00)**	**$ 0**
Net financing activities		
Financing activities		
Capital		
Paid in capital - Leonard Rizzo	$ 0	$ 110,912.72
Paid in capital - Redd Epic Trust	$ 0	$ 1,200,000.00
Paid in capital - Republic Services	$ 0	$ 315,506.98
Paid in capital - Tucker Family Revocable Trust	$ 0	$ 25,000.00
Total Capital	**$ 0**	**$ 1,651,419.70**
Loans		
Loan payable - Settle	$ (821,103.98)	$ 223,570.13
Loan payable - Shopify Capital	$ (129,732.01)	$ 975.14
Loan payable - Wayflyer	$ (432,000.00)	$ 400,000.00
Total Loans	**$ (1,382,835.99)**	**$ 624,545.27**
Other liabilities		
Platform payable - Settle	$ (855,475.35)	$ 855,475.35
Total Other liabilities	**$ (855,475.35)**	**$ 855,475.35**
Other income		
Dividend income	$ 0	$ 2,791.61
Interest income	$ 0	$ 105.74
Total Other income	**$ 0**	**$ 2,897.35**
Interest & financing payments		
Bank charges & fees	$ (591.68)	$ 112.21
Interest & financing expenses	$ (16,280.82)	$ 4,086.44
Total Interest & financing payments	**$ (16,872.50)**	**$ 4,198.65**
Total Financing activities	**$ (2,255,183.84)**	**$ 3,138,536.32**
Total Net financing activities	**$ 0**	**$ 883,352.48**
Net uncategorized transactions		
Uncategorized transactions	$ 0	$ 0
Total Net uncategorized transactions	**$ 0**	**$ 0**
Total Net cash flow	**$ 0**	**$ 254,785.76**

Cash reconciliation

	Jan 1, 2023	**Dec 31, 2023**
Net change in cash-on-hand		
Cash-on-hand		

Banks

Checking - Chase - PLAT BUS CHECKING 6377	$ 55,995.34	$	25,000.00
Checking - Meow - Meow Cash Management 6987	$ 0	$	1,029.64
Checking - Silicon Valley Bank - SVB Go - Analysis Checking 8297	$ 773.78	$	4.43
FX Clearance - Paypal - LAMBS	$ 0	$	(0.00)
Money in transit	$ 0	$	581.66
Paypal - LAMBS	$ 11,633.44	$	4,560.65
Savings - Chase - CHASE BUS PREM SAV 0053	$ 230,151.73	$	100,033.47
Savings - J.P. Morgan Sweep Account	$ 0	$	533,475.16
Total Banks	**$ 298,554.29**	**$**	**664,685.01**
Credit Cards			
Credit card - Chase - Ink Business PreferredSM 6324	$ (27,781.32)	$	(5,054.99)
Credit card - Chase - Ink Business Unlimited SM 6707	$ (165.58)	$	(19.06)
Credit card - Chase - Ultimate Rewards 1916	$ (64,478.00)	$	(198,695.81)
Total Credit Cards	**$ (92,424.90)**	**$**	**(203,769.86)**
Total Cash-on-hand	**$ 206,129.39**	**$**	**460,915.15**
Total Net change in cash-on-hand	**$ 0**	**$**	**254,785.76**

Lambs
Statement of Stockholders' Equity
For the year ended December 31, 2023
(unaudited)

	Total Stockholders' Equity
Balance as of January 1, 2023	$ -242,920.45
Additional Paid-In Capital	$ 1,651,419.70
Net Income (Loss)	$ -443,783.73
Balance as of December 31, 2023	$ 964,715.52